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                            May 17, 2022

       Brent Willson
       Chief Executive Officer
       NeoVolta, Inc.
       13651 Danielson Street
       Suite A
       Poway, CA 92064

                                                        Re: NeoVolta, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 4, 2022
                                                            File No. 333-264275

       Dear Mr. Willson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 4. 2022

       The Offering, page 7

   1. We have reviewed your responses to prior comments one and three. Your disclosures appear to continue to
be inconsistent related to the number of shares of common stock outstanding following
this offering. For instance, you disclose that you will have
                                                        33,315,784 shares of
common stock outstanding following this offering, which includes the issuance of
9,404,867 shares of common stock issuable upon the exchange of your
                                                        2018 convertible notes
(pages 7, 8, and 57); however, you disclose elsewhere that you will have 33,223,094 shares
of common stock outstanding following this offering, which
                                                        includes the issuance
of 10,207,177 shares of common stock issuable upon the exchange
 Brent Willson
NeoVolta, Inc.
May 17, 2022
Page 2
      of your 2018 convertible notes (pages 9, 25, and 28). Please ensure that all disclosures are consistently presented or clearly explained throughout the filing.
       You may contact Jeff Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNameBrent Willson
                                                            Division of
Corporation Finance
Comapany NameNeoVolta, Inc.
                                                            Office of
Manufacturing
May 17, 2022 Page 2
cc:       Cavas Pavri, Esq.
FirstName LastName